November 28, 2017

BY EDGAR

Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-220547) of Dogness (International) Corporation (the “Registrant”)

Ladies and Gentlemen:

On November 27, 2017, the Registrant filed a request for acceleration of effectiveness of registration.  The undersigned, as placement agent of the Registrant asks that the request for acceleration be withdrawn.

Please call the undersigned at 727-502-0508 with any questions regarding this matter.

Very truly yours,

Spartan Securities Group, Ltd.

By:	/s/ David Lopez
Name:	David Lopez
Title:	CCO